Midway Gold Corp.

September 27, 2007

To:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549
Mail Stop 7010

From:

Midway Gold Corp.
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada   V4B 1E6

Re:

Midway Gold Corp.
Responses to Staff Comments dated September 5, 2007
to Form S-1 (333-145141) Filed August 6, 2007

Ladies and Gentlemen:

Midway Gold Corp. (the “Company”) filed a registration statement on Form S-1 (SEC File No. 333-145141) on August 6, 2007 (the “Registration Statement”).  The staff of the Securities and Exchange Commission issued a comment letter dated September 5, 2007.  The Company filed amendment number one to its Registration Statement on September 24, 2007 (“Amendment No. 1”).  Set forth are the Company’s responses to the staff’s comments, which are set forth in this memorandum and followed by the Company’s responses.  This memorandum references page and paragraph numbers contained in Amendment No. 1.

General

Staff Comment No. 1:

Many of our comments apply to disclosure that appears in more than one place.  To eliminate the need for us to issue repetitive comments, please snake corresponding changes to all affected disclosure throughout your document.

Midway Gold Corp.’s Response:

The Company acknowledges that the staff’s comments apply to disclosures that appear in more than one place in the registration statement and has responded to the staff’s comments with changes throughout Amendment No. 1.

Staff Comment No. 2:

Provide current and updated disclosure with each amendment.  For example, remove the brackets from the text at page 29, disclose the status of the payment due August 15, 2007 (page 30), and state at page 50 the total number of full-time and part-time employees.  We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Midway Gold Corp.’s Response:

The Company has provided current and updated disclosure in Amendment No. 1.

Cover Page of Registration Statement

Staff Comment No. 3:

Provide corrected information regarding the date filed and the file number.

Midway Gold Corp.’s Response:

The Company has revised the information related to the filing date and SEC file number in Amendment No. 1, as requested by the staff.

Prospectus Cover Page

Staff Comment No. 4:

Refer to Item 202 of Regulation S-K.  Because there is no established public trading market in the United States for the common stock, disclose on the cover page the price at which the securities will be offered for sale until such time as there is an established public trading market in the United States.  Make corresponding changes at page 6 ("Offering Price") and elsewhere, as appropriate.

Midway Gold Corp.’s Response:

The Company has reviewed the requirements of Item 202 of Regulation S-K.  The Company has revised the disclosure throughout its registration statement to state that there is no established public trading market in the United States for its common shares and to provide appropriate qualifying statements.  The Company does not believe it is appropriate to disclose the price at which common shares will be offered for sale as the Company’s common shares are currently listed for trading in Canada on the TSX Venture Exchange, a designated offshore securities market (as defined in Regulation S).  The Company does not believe the price at which the common shares will be offered for resale can be determined at this time, and the Company believes that such disclosure would create confusion for the reader.

Staff Comment No. 5:

To eliminate the potential for reader confusion, we suggest that you reverse the convention you include at page 6 under "Financial Information." Namely, we suggest that you refer to the Canadian dollar exclusively as "Cdn$" such that any remaining references to "S" would refer only to the United States dollar.

Midway Gold Corp.’s Response:

The Company has revised the dollar sign designations throughout Amendment No. 1, as requested by the staff.

Staff Comment No. 6:

Highlight the entire cross-reference to your Risk Factors section, pursuant to Item 501(b)(5) of Regulation S-K.

Midway Gold Corp.’s Response:

The Company has highlighted the entire cross-reference to its “Risk Factors” section on the cover page of the prospectus, as requested by the staff.

Summary Information, page 6

Staff Comment No. 7:

You are responsible for all disclosure that appears in your prospectus and in every filing you make with the Commission.  In that regard, it is inappropriate to suggest that included disclosure "should not be relied upon" or that it may not be "reliable," as you do at page 10.  Similarly, your statements at page 17 that the data "is inherently imprecise" and that you merely are "not aware of any misstatements" are insufficient.  Please revise accordingly.

Midway Gold Corp.’s Response:

The Company acknowledges that it is responsible for all disclosure that appears in its prospectus and filings made with the Commission.  The Company has revised the disclosure throughout Amendment No. 1 to delete references that would indicate otherwise.

Summary of Our Business, page 11

Staff Comment No. 8:

We note the disclosure you include on the outside front cover page of the registration statement.  Nonetheless, please include in the prospectus the name and address of an agent for service located in the United States.  See Schedule A of the Securities Act.  Also provide the telephone number of your principal executive offices, as Item 503(b) of Regulation S-K requires.

Midway Gold Corp.’s Response:

The Company has revised the description under “Summary of Our Business” to include the name and address of its agent for service in the United States and to include the telephone number of its principal executive office.  Similar revisions were made to the section “Description of Business – Overview” at page 29 of the prospectus.

Risk Factors, page 11

Staff Comment No. 9:

Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state each risk plainly and directly.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Risk Factors and Uncertainties,” beginning at page 9 of the prospectus, to delete qualifying statements and to state each risk plainly and directly.

Staff Comment No. 10:

Provide precise captions that concisely identify the risk you discuss, including the potential harm or impact if it is realized.  Merely including a phrase such as "Titles to Properties" or a statement such as "Midway believes it is a passive foreign investment company for United States federal income tax purposes" is insufficient.  Virtually all your captions require revision.

Midway Gold Corp.’s Response:

The Company has revised the heading for each risk factor to concisely identify the risks and potential harm or impact, as requested by the staff.

Staff Comment No. 11:

If there is any doubt about the enforceability of civil judgments rendered by U.S. Courts against you or your officers or directors, whether in connection with federal securities laws or otherwise, please provide appropriate risk factor disclosure in that regard.

Midway Gold Corp.’s Response:

The Company has added a risk factor at page 17 of its prospectus, “We are a foreign corporation, and we have officers and directors resident outside the U.S., which could make it difficult for you to effect service of process or enforce a judgment by a U.S. court.”

Risks Inherent in the Business of Exploration for Minerals and Mining, page 11

Staff Comment No. 12:

Please create a new risk factor and caption for the last sentence of this risk factor, addressing the fact that you have limited experience in the development and operation of mines.

Midway Gold Corp.’s Response:

The Company has added a risk factor at page 9 of its prospectus, “We have no history of producing metals from our properties, and there can be no assurance that we will successfully establish mining operations or profitably produce precious metals.”

Permits and Licenses Required by Midway, page 13

Staff Comment No. 13:

Eliminate text that mitigates the risk you present.  Examples include the last sentences in this and the risk factor that follows, the clause that begins "Although Midway intends to apply" under the last risk factor on page 14 and the portions of "Conflicts of Interest" that emphasize the duties of directors to act with good faith and in the registrant's best interests.

Midway Gold Corp.’s Response:

The Company has eliminated text that mitigates the risk presented throughout its Risk Factors section.

Dependence on Key Personnel, page 16

Staff Comment No. 14:

Please identify in this risk factor the "key personnel" and "key employees" to whom you refer.

Midway Gold Corp.’s Response:

The Company has identified the key personnel and employees in the Risk Factors at page 16 of its prospectus:  “We may experience difficulty attracting and retaining qualified management.”

The market for our common stock, page 16

Staff Comment No. 15:

Revise the caption and risk factor to clarify that you have no public trading market in the United states and that there is no assurance that such a market will be established.  Make clear that potential investors in the United States therefore are faced with the risks that accompany an illiquid investment.

Midway Gold Corp.’s Response:

The Company has revised the Risk Factor at page 17 of its prospectus, “There is no market for our common shares in the United States, and you may not readily be able to readily sell your common shares,” as requested by the staff.

Legislation, including the Sarbanes-Oxley Act of 2002, page 16

Staff Comment No. 16:

Eliminate any risk factor, such as this one, which applies to all public companies.

Midway Gold Corp.’s Response:

The Company has deleted risk factors that apply to all public companies, as requested by the staff.

Selling Security Holders Information, page 18

Staff Comment No. 17:

Provide an explanation for the use of the "**" after the entry for Mr. George T. Hawes in your table of selling security holders.

Midway Gold Corp.’s Response:

The Company has reformatted the footnotes in its selling shareholder table and deleted the “**” related to Mr. Hawes.

Selling Security Holders Information, page 20

Staff Comment No. 18:

We note your statement that "except as noted above, none of the selling shareholders are affiliated or have been affiliated with any broker-dealer in the United States." Also state whether any selling shareholder is a broker-dealer and, if so, identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

Midway Gold Corp.’s Response:

The Company has clearly stated that none of its selling shareholders is a broker-dealer in the United States, as requested by the staff.

Transactions with Selling Shareholders, gage 20

Staff Comment No. 19:

Disclose in the second paragraph how many warrants have been exercised and how many remain unexercised.

Midway Gold Corp.’s Response:

The Company has disclosed, in the second paragraph, how many warrants have been exercised and how many remain unexercised, as requested by the staff.

U.S. Federal Income Tax Considerations, page 22

Staff Comment No. 20:

Note that Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed "where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." In the staff's view, your status as a PFIC and the tax consequences thereof would be material to an investor.  If you are unable to obtain an opinion regarding the PFIC status, revise to make clear why that is the case.  We may have further comment once you file the opinion as an exhibit and revise the disclosure accordingly.

Midway Gold Corp.’s Response:

The Company has reviewed the requirements in Item 601(b)(8) of Regulation S-K.  The Company does not believe that a tax opinion is required to be filed since the registration statement is not on Form S-11, and Securities Act Industry Guide 5 does not apply to the Company.

History and Description of Business – three year history, page 27

Staff Comment No. 21:

We note your discussion of private placements at page 28.  With regard to each private placement, provide in Part II all the information that Item 701 of Regulation S-K requires, including Items 701(b) and 701(d).  Also expand the disclosure at page 183 to discuss in necessary detail the "final order of the court."

Midway Gold Corp.’s Response:

The Company has revised the discussion of private placement at page 31 of its prospectus and in Part II to provide the information required in Item 701 of Regulation S-K.  The Company has also added additional disclosure in Part II to discuss the final court order as necessary to comply with Section 3(a)(10) of the Securities Act.

Mineral property interests, page 28

Staff Comment No. 22:

In the last paragraph under this heading, please clarify the basis upon which PanNevada option holders were issued 308,000 stock options of Midway and PanNevada share purchase warrant holders were issued 870,323 share purchase warrants of Midway.

Midway Gold Corp.’s Response:

The Company has revised the section “History and Description of Business – Three Year History” at page 29 of its prospectus to describe the basis upon which Pan-Nevada option holders and warrant holders were issued stock options and warrants of Midway.

Midway Property, Nye County, Nevada, page 29

Location and means of access, page 29

Staff Comment No. 23:

Provide a definition for "Discovery Zone" upon your first use of the term.

Midway Gold Corp.’s Response:

We have defined “Discovery Zone” on page 33 of our prospectus.

Regional geology, page 33

Staff Comment No. 24:

Please revise to eliminate technical jargon to the extent practicable.  Provide this and related information in such a way that even a reader without specific industry training can understand.

Midway Gold Corp.’s Response:

The Company has revised the disclosure throughout its “Properties” section to eliminate technical jargon to the extent practicable.  The Company believes that the resulting disclosure is necessary for readers to properly understand the geology of its properties.

Employees, page 50

Staff Comment No. 25:

Revise to clarify what constitute "standard industry terms."

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Employees and Consultants” beginning at page 54 of its prospectus to describe the general terms under which its employees are employed and compensated.

Description of Property, page 51

Staff Comment No. 26:

If you continue to refer to some properties as "advanced stage projects," revise to clarify the significance of that term in context.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Description of Property” at page 55 of its prospectus to delete reference to “advanced stage projects.”

Legal Proceedings, page 51

Staff Comment No. 27:

If you do not consider the Spring Valley litigation to be material, state so explicitly and provide us with your analysis as to why you do not consider it to be material.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Legal Proceedings” at page 56 of its prospectus to describe the potential impact of the litigation and to quantify the impact on the Company’s business should the Company fail to prevail in the litigation.

Selected Financial Data, page 53

Staff Comment No. 28:

We note your table of selected financial data does not fully comply with Item 301 of Regulation S-K.  Please amend your filing to present updated interim financial data for the period ended June 30, 2007 and data for each of the last five fiscal years.  Further, since Pan-Nevada Gold Corporation does not meet the definition of a predecessor entity, your basis for presenting its financial data under this heading is unclear.

Midway Gold Corp.’s Response:

The Company has revised the data contained in the section entitled “Selected Financial Data” beginning at page 57 of its prospectus to include data for each of the last five fiscal years.  The Company has deleted information related to Pan-Nevada Gold Corporation, as requested by the staff.  The Company has also included interim financial data for the period ended June 30, 2007.

Midway Selected Unaudited Pro Forma Financial Information, page 54

Staff Comment No. 29:

We note your disclosure indicating you have provided pro forma financial information reflecting the acquisition of Pan-Nevada as of December 31, 2006, although you then present a table having pro forma information based on March 31, 2007.  According to Rule 11-02(b)(6) of Regulation S-X, the pro forma balance sheet should be as of the end of the most recent period, while pro forma income statements should be provided for the most recent fiscal year and subsequent interim period.  Since the acquisition will be reflected in your June 30, 2007 balance sheet, once you have updated your financial statements, a pro forma balance sheet will not be presented.  The adjustments to the pro forma income statement should be computed assuming the transaction was consummated at the beginning of the fiscal year presented, which should be January 1, 2006.  Please revise your disclosure and pro forma amounts in the table on page 55 accordingly.

Midway Gold Corp.’s Response:

The Company has provided pro forma financial information at page 58 of its prospectus reflecting the acquisition of Pan-Nevada as of December 31, 2006, as requested by the staff.  The unaudited consolidated financial statements of the Company for the period ended June 30, 2007, include financial information for Pan-Nevada.

Management's Discussion and Analysis, page 55

Staff Comment No. 30:

Eliminate from the prospectus any suggestion that any of your disclosure constitutes forward-looking statements within the meaning of the PSLRA of 1995, as statements in connection with initial public offerings and those made by issuers of penny stock are explicitly excluded.

Midway Gold Corp.’s Response:

The Company has deleted the reference to the PSLRA of 1995.

Overview, page 56

Staff Comment No. 31:

We note your disclosure indicating that the acquisition of Pan-Nevada doubled your gold mineralization inventory with the addition of gold resources on the Pan project.  We understand that the acquisition increased your property assets, rather than inventory, as the later would suggest you have minerals available for sale.  Please revise your disclosure to clarify.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Overview” beginning at page 59 of its prospectus to delete reference to doubling of its gold mineralization inventory and to update the disclosure to include current information related to the Company operations.

Pan-Nevada Gold Corporation (Pan-Nevada) acquisition, page 59

Staff Comment No. 32:

Eliminate references to the "prolific" gold trend (page 60), "significant" mineral discoveries (page 66) and "world-class" gold deposits (page 66).  Instead discuss these items without the subjective emphasis.

Midway Gold Corp.’s Response:

The Company has deleted subjective emphasis throughout its prospectus.

Operations During the Year Ended December 31, 2006, page 60

Staff Comment No. 33:

We note that you have disclosed results of operations during the year ended December 31, 2006 and during the three months ended March 31, 2007.  According to Instruction I to Paragraph 303(a) of Regulation S-K, the discussion of your results of operations should cover the three year period covered by your financial statements.  Please amend your filing to include a discussion of your results of operations for the fiscal years ended 2005 and 2004, as well as updating the discussion of your interim results of operations for the six months ended June 30, 2007.

Midway Gold Corp.’s Response:

The Company has revised its Management’s Discussion and Analysis to include a description of comparative periods in its results of operations for December 31, 2006, 2005 and 2004.  The Company has also included a comparative period discussion for the six and three months ended June 30, 2007 and 2006.

Liquidity and Capital Resources, page 62

Staff Comment No. 34:

Revise to explain briefly why it is "probable" that some of the warrants and options will be exercised.

Midway Gold Corp.’s Response:

The Company has revised the last paragraph under “Liquidity and Capital Resources for the Six Months Ended June 30, 2007” at page 66 of its prospectus to indicate that the share purchase warrants are in the money to explain that the exercise of some of the warrants and options is probable.

Plan of Operation page 62

Staff Comment No. 35:

We note your statement that it is "not possible at this date to predict with any accuracy" what your cash needs will be.  This appears to contradict your statement that you will need to raise $10 million to "comfortably complete" your programs and begin the next phases of exploration on each project, and also appears to suggest that the twelve-month forecast detailing your working capital deficit on page 63 is not meaningful.  Please revise your disclosure to clarify.  Further, please expand your disclosure to explain what the column of numbers between the notes and the dollar amounts on page 63 represent, and how they are meaningful and used in your forecast.

Midway Gold Corp.’s Response:

The Company has revised the section titled “Plan of Operation” beginning at page 67 of its prospectus to indicate the Company’s projected working capital requirement for the twelve-month period ending June 30, 2008.

Directors Executive Officers Promoters and Control Persons, page 65

Staff Comment No. 36:

For each biographical sketch, provide a full five year description of all positions held and all employers, with no gaps or ambiguities with regard to time.  See Item 401(e) of Regulation S-K.  Also, where you refer to "public companies" or "publicly traded mining companies," clarify whether the companies have securities which trade publicly in the United States.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Directors, Executive Officers, Promoters and Control Persons” beginning at page 70 of its prospectus to provide a biographical sketch, provide a full five-year description of all positions held and all employers and to identify directorships in publicly-traded companies.

Alan D. Branham, page 66

Staff Comment No. 37:

Please state that Mr. Branham is only required to spend 75% of his time on company matters, as stated in the description of his employment agreement on page 68.  Disclose any other professional endeavors or jobs, if any, which occupy the balance of his time.  If Mr. Branham is professionally involved with other companies, disclose any possible conflicts of interest and related party transactions, if applicable.  This comment also applies to Ms. Meyer's biographical sketch.

Midway Gold Corp.’s Response:

The Company has revised the description for Alan D. Branham to describe that Mr. Branham spends approximately 25% of his time working for RMP Resources Corp.  The Company has also updated the disclosure related to Mr. Branham’s five year work history and other professional endeavors.  The Company has revised the disclosure for Doris Meyer, as well.

Executive Compensation and Corporate Governance, page 67

Staff Comment No. 38:

Provide a compensation discussion and analysis, as required by Item 402(b) of Regulation S-K.  We may have additional comments.

Midway Gold Corp.’s Response:

The Company has provided a compensation discussion and analysis, as required by Item 402(b) of Regulation S-K, under “Compensation Discussion and Analysis” beginning at page 73 of its prospectus.

Staff Comment No. 39:

When known, revise to include all necessary corporate governance disclosure pursuant to Item 407(a) of Regulation S-K.  For example, identify each independent director, as well as any nominating and corporate governance, audit and compensation committee members who are not independent.  Also describe your independence standard, along with the source of such standard.  See Section V.D of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.

Midway Gold Corp.’s Response:

The Company has revised the discussion under “Committees of the Board of Directors” beginning at page 79 of its prospectus to include corporate governance disclosure pursuant to Item 407(a) of Regulation S-K.

Staff Comment No. 40:

We note that Section 6.2 of Mr. Branham's employment agreement provides Mr. Branham with a vehicle or reasonable vehicle allowance.  Ensure that your disclosure gives effect to this perquisite, or explain why you have not included additional disclosure pursuant to Item 402(c)(2)(ix) of Regulation S-K.

Midway Gold Corp.’s Response:

Under the terms of his agreement, Mr. Branham is reimbursed for vehicle expenses related to the performance of his job as the Company’s president and chief executive officer.  The Company does not believe that such reimbursement is a perquisite or that additional disclosure is required pursuant to Item 402(c)(2)(ix) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End, page 68

Staff Comment No. 41:

Please revise the column titled, "Option Exercise Date" and replace it with a column titled, "Option Expiration Date" as indicated in Item 402(f) of Regulation S-K.

Midway Gold Corp.’s Response:

The Company has revised the column heading at page 76 of its prospectus, as requested by the staff.

Director Compensation, page 69

Staff Comment No. 42:

Please indicate the time period for your table showing director compensation.  We note that Item 402(k) of Regulation S-K states that this should be for your last completed fiscal year.

Midway Gold Corp.’s Response:

The Company has revised the lead-in sentence under “Director Compensation” at page 78 of its prospectus to indicate that the disclosure relates to the fiscal year ended December 31, 2006.

Report of the Board of Directors on Executive Compensation, page 70

Staff Comment No. 43:

Provide substantially enhanced disclosure regarding the role, if any, of the CEO in determining executive compensation.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Report of the Board of Directors on Executive Compensation” at page 78 of its prospectus to describe the role Mr. Branham plays in determining executive compensation.

Conflicts of Interest, page 71

Staff Comment No. 44:

Discuss in necessary detail all material conflicts of interest, rather than including only the "except that" language in the second paragraph.  Name each entity with which the individuals may have conflicting interests.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Conflicts of Interest” at page 79 of its prospectus to cross-reference the section entitled “Transactions with Related Persons, Promoters and Certain Control Persons,” which describes in detail potential conflicts of interest.

Board Committees, page 71

Staff Comment No. 45:

Rather than include the entire charter in each case, discuss in necessary detail the committee charters.  Identify the members and disclose (1) their terms, (2) who is independent and (3) your test for independence.  If you desire to retain the charters in the prospectus, you may move them to appendices.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Committees of the Board of Directors” beginning at page 79 of its prospectus to summarize each of its committee charters.  The Company has also identified members of each committee and disclosed their term, independence, and the basis for determining independence.

Security Ownership of Certain Beneficial Owners and Management, page 81

Staff Comment No. 46:

Provide an address for each five percent owner, as Item 403(a) of Regulation S-K requires.

Midway Gold Corp.’s Response:

The Company has provided an address for each five percent (5%) beneficial owner in the table under “Security Ownership of Certain Beneficial Owners and Management” at page 81 of its prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 82

Staff Comment No. 47:

Please reconcile the number of shares indicated in the table that are held by Barrick Gold Corporation (4,000,000) with the number of shares they intend to sell on page 18 (4,500,000).

Midway Gold Corp.’s Response:

The Company has reconciled the number of shares beneficially owned by Barrick Gold Corporation at page 82 of its prospectus.

Transactions with Related Persons, page 82

Staff Comment No. 48:

Explain why you omit the agreement with Ms. Meyer and her company from this section.  Further, we note that Section 4.3 of the contracting agreement with Ms. Meyer contains a consent by the company allowing Ms. Meyer to engage in business with companies that operate in the same field of activities as the Company and its subsidiaries.

Midway Gold Corp.’s Response:

The Company has revised the disclosure under “Transactions with Related Persons, Promoters and Certain Control Persons” beginning at page 83 to include a description of the agreement between the Company and Golden Oak Corporate Services Ltd., an entity controlled by Ms. Meyer.  The Company acknowledges that Golden Oak and Ms. Meyer may accept employment with or render services to other mining companies.

Staff Comment No. 49:

We note that section 5(a) of your stock option plan allows for the issuance of options to a company that is wholly owned by a director, senior officer or employee.  Disclose whether there have been any such issuances.

Midway Gold Corp.’s Response:

The Company has added a section titled “Stock Option Plan” at page 84 of its prospectus.  The Company has also disclosed that there have been no issuances to companies that are wholly-owned by a director, senior officer or employee.

Midway Gold Corp.

Financial Statements

Audit Opinion, page 84

Staff Comment No. 50:

We note that your auditors have not audited the cumulative period from inception (May 14, 1996) to December 31, 2006 in rendering their opinion.  Generally, if all periods covered within the cumulative data are not audited, you would need to label all cumulative data presented in the filing as unaudited.

Midway Gold Corp.’s Response:

The Company has indicated that the cumulative data is unaudited.

Statements of Operations, page 86

Staff Comment No. 51:

Please tell us why the amount of $41,337 reported as depreciation for the cumulative period from inception to December 31, 2006 does not agree to the amount of $296,319 reported as cumulative depreciation in the cash used in operating activities section of your statements of cash flows.

Midway Gold Corp.’s Response:

The $41,337 depreciation reported in general expenses must be added to the $254,982 depreciation recorded as a Ruby Violet exploration expense (see detail in schedule of exploration expenses) to arrive at the $296,319 reported as cumulative depreciation in the cash used in operating activities section of our statements of cash flow.

Staff Comment No. 52:

We note you have reported a recovery of mineral property interests of $2,806,312 in the cumulative period from inception to December 31, 2006.  Please tell us what the nature of this line item is and the guidance you have applied in recognizing this amount as a gain under U.S. GAAP.

Midway Gold Corp.’s Response:

In 2001, the Company sold a subsidiary that included a mineral property interest for which approximately $25 million in acquisition costs had been capitalized and accumulated debt payable to an unrelated third party of $27.6 million. These acquisition costs accumulated on the mineral property interest had been appropriately capitalized under US GAAP as they related to the acquisition of the claims. Upon the sale, the Company disposed of the subsidiary in return for $212,375 in cash proceeds. As the carrying value of the subsidiary was negative $2.6 million, a gain resulted from the disposition of the subsidiary and the accumulated debt. The Company has no on-going involvement in the mineral property interest or the debt; thus, recorded the full gain in 2001.

Staff Comment No. 53:

We note you have reported a write-off of mineral property interests of $25,189 in the cumulative period from inception to December 31, 2006.  Generally, we would expect to see this amount reported within a measure of operating income or loss, from continuing operations if the disposal group was not a component, to comply with the guidance in paragraph 45 of SFAS 144, which would seem to correspond to your loss before undernoted.  Please revise your financial statement, or tell us why you believe it should be reported in other income and expenses.

Midway Gold Corp.’s Response:

The Company has reclassified the write-off of mineral property interests to operating expenses.

Note 2 - Significant Accounting Policies

(f) impairment of lone-lived assets, page 93

Staff Comment No. 54:

We note your disclosure that long-lived assets are "continually reviewed" for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  As you may know, reporting either an operating loss or net operating cash outflow constitutes an event which, when combined with your historical net losses or operating cash outflows, requires impairment testing under paragraph 8(e) of SFAS 144.  Please revise your disclosure to include further details about your impairment testing policy, clarifying whether you have conducted impairment testing at each balance sheet date, given your history of operating and cash flow losses, and sufficient to understand how you have been able to support recoverability of your long-lived assets, following the guidance in paragraphs 16 through 21 of SFAS 144, and EITF 04-3.

Midway Gold Corp.’s Response:

The Company revised its policy note on the financial statement relating to impairment as follows:

Long-lived assets are monitored for impairment based on factors such as current market value of the mineral property and results of exploration, future asset utilization, business climate, mineral prices and future undiscounted cash flows expected to result from the use of the related assets.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future net undiscounted cash flows expected to be generated by the asset.  The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds its fair value calculated based on the present value of the estimated future cash flows from the asset. To December 31, 2006, no impairment losses have been recorded..  While we incurred losses from operations, these have not been in excess of our planned expenditures on these properties in order to ultimately realize their value.

Financial Statements for the Three Months Ended March 31, 2007, page 112

Staff Comment No. 55:

Please update your interim financial information for the period ended June 30, 2007, in accordance with Rule 3-12(a) of Regulation S-X.  Also, update your pro forma financial information, as necessary to comply with Rule 11-02 of Regulation S-X.

Midway Gold Corp.’s Response:

The Company has added interim financial information for the period ended June 30, 2007.

Staff Comment No. 56:

We note that your statements of operations, comprehensive loss and deficit, and cash flows for the three months ended March 31, 2006 are labeled as restated with no explanation in Note 3, as indicated.  To the extent that a restatement affects your financial statements for the interim period ended June 30, 2007, please discuss the nature of the restatement in the notes to your financial statements.

Midway Gold Corp.’s Response:

The financial statements for March 31, 2006 were restated from Canadian GAAP.  The financial statements for the interim period ended June 30, 2007 were prepared in accordance with U.S. GAAP and consequently no restatement was required.  Accordingly, the reference to a restatement has been deleted.

Pan-Nevada Gold Corporation

Financial Statements for the Nine Month Period Ended January 31, 2007

Note 13 - Differences Between Canadian and United States Generally Accepted Accounting Principles, page 166

Staff Comment No. 57:

We note certain information under this heading on pages 170 through 173 is duplicative.  Please amend your document accordingly.

Midway Gold Corp.’s Response:

The duplication was deleted.

Pro Forma Financial Statements, page 174

Staff Comment No. 58

We understand you are combining certain periods for Pan-Nevada Gold Corp. in arriving at the figures shown for the twelve months ended January 31, 2007, as well as for the interim period, in compiling your pro forma information.  Please include the underlying tables, showing a column for each period of activity that is being utilized in this exercise, being sure that at least one column for each pro forma period coincides with the historical statements you have included for this entity in the filing.  Also discuss the effects of any periods or activity that you include in both pro forma periods.

Midway Gold Corp.’s Response:

The Company has complied with this request.

Signatures, page 189

Staff Comment No. 59:

Revise to clarify who is signing the registration statement in the capacity of principal accounting officer.

Midway Gold Corp.’s Response:

The Company has revised the signature pages to indicate that Doris Meyer is signing the registration statement in the capacity as principal financial and accounting officer.

Exhibit 10.14 - Form of Stock Option Agreement

Staff Comment No. 60:

We note that the form of stock option agreement is for Pan-Nevada Gold Corporation and not Midway Gold Corporation.  Please explain.

Midway Gold Corp.’s Response:

The Company has revised its registration statement to replace Exhibit 10.14 with the Midway Gold form of stock option agreement.

Engineering Comments

Form S-I filed August 6, 2007

Summary of our Business, age 11

Staff Comment No. 61:

In the second paragraph you state that you are engaged in the development of gold and silver mineral properties.  The words "development" and "production" have very specific meanings under Industry Guide 7(a)(4).  The terns "development stage" may be used if you are engaged in preparing reserves for production.  The tern "production stage" may be used if you are engaged in commercial-scale, profit-oriented extraction of minerals.  If you do not disclose "reserves," as defined by Guide 7, please remove the terms "develop," "development" and "production" throughout your document, and replace this terminology, as needed, with the terms "explore" or "exploration." You may also refer to Instruction I to paragraph (a) of Industry Guide 7 if you require further clarification.  You may view Industry Guide 7 on our website at the following address.

www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Midway Gold Corp.’s Response:

The Company has removed references to terms such as “development,” “production” and “development stage” from its disclosure.  The Company has revised its disclosure to comply with guidance provided by the SEC with respect to Industry Guide 7.

Drilling, page 32

Staff Comment No. 62:

We note you disclose the best sample intercept in the fifth paragraph on page 32, and the highest intercept in the last paragraph on page 38.  As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

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Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

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Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

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Eliminate all disclosure of the highest or best values/grades of sample sets.  Present a balanced disclosure of the drill and sampling results

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Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

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Eliminate statements containing grade and/or sample-width ranges.

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Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

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Generally, use tables to improve readability of sample and drilling data.

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Soil samples may be disclosed as a weighted average value over an area.

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Refrain from reporting single soil sample values.

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Convert all ppb quantities to ppm quantities for disclosure.

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Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures as necessary to comply with this guidance, or advise us of any circumstances you believe would support an alternate view.

Midway Gold Corp.’s Response:

The Company has revised the disclosure related to drilling, as requested by the staff.

Mineral Resources and Reserves, page 35

Staff Comment No. 63:

We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7.  In presenting this information, resources should only be reported as in-place tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained metal or mineral.  Please revise your filing and include the metal prices used to prepare these resources estimates.

Midway Gold Corp.’s Response:

The Company has revised the disclosure to delete references to quantified ounces of gold or units of product.

Mineralization for the Pan Gold Deposit, page 49

Staff Comment No. 64:

As the cutoff grade is a critical component used to evaluate the potential of mineral properties, please disclose the assumed operating costs and recovery parameters used to determine your cutoff grade estimate.  Also describe the calculation which yields the cutoff grade or tenor used to define your mineral resource, and explain how this analysis factors into the view of there being reasonable prospects for economic extraction.  The extent to which you have utilized realistic assumptions about location, deposit scale, continuity, mining method, metallurgical processes and operating costs, and reasonable metal prices, such as the historical three-year average, should be clear.

Midway Gold Corp.’s Response:

The Company has included the cut-off grade used to estimate mineralization.  The Company has also added additional description related to mineralization calculations.

Pan-Nevada Gold Corporation (Pan-Nevada) acquisition, page 59

Staff Comment No. 65:

The measured and indicated tonnage reported on this page does not correspond to the tonnage listed on page 49.  Please resolve this variance.

Midway Gold Corp.’s Response:

The Company has reconciled this disclosure.

Closing Response

Midway Gold Corp. hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Kenneth G. Sam of Dorsey & Whitney, LLP, at 303-629-3445 with any questions regarding this request.